Exhibit 3.1

COMMONWEALTH REIT

ARTICLES SUPPLEMENTARY

7 1/4% SERIES E CUMULATIVE REDEEMABLE PREFERRED SHARES

$0.01 par value per share

COMMONWEALTH REIT, a Maryland real estate investment trust (the “Trust”), having its principal office in Newton, Massachusetts, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  Pursuant to authority expressly vested in the Board of Trustees of the Trust (the “Board”) by Section 6.1 of the Third Amendment and Restatement of Declaration of Trust of the Trust, dated July 1, 1994, as amended and supplemented (the “Declaration”), the Board has duly reclassified and designated 9,200,000 authorized but unissued Series A Preferred Shares (as defined in the Declaration) and 2,300,000 authorized but unissued Series B Preferred Shares (as defined in the Declaration) as 11,500,000 7 1/4% Series E Cumulative Redeemable Preferred Shares, $0.01 par value per share, of the Trust (“Series E Preferred Shares”).

SECOND:  The preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of the Series E Preferred Shares are as follows, which upon any restatement of the Declaration shall be made part of Article VI of the Declaration, with any necessary or appropriate changes to the enumeration or lettering of sections or subsections hereof.  Capitalized terms used in this ARTICLE SECOND which are defined in the Declaration and not otherwise defined herein are used herein as so defined in the Declaration.

7 1/4% Series E Cumulative Redeemable Preferred Shares, $0.01 par value per share

1.                                       Designation and Number.  A series of Preferred Shares, designated the 7 1/4% Series E Cumulative Redeemable Preferred Shares, $0.01 par value per share (the “Series E Preferred Shares”), is hereby established.  The number of authorized Series E Preferred Shares is 11,500,000.

2.                                       Relative Seniority.  In respect of rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Trust, the Series E Preferred Shares shall rank (i) senior to the Common Shares, the Junior Participating Preferred Shares and any other class or series of Shares of the Trust, the terms of which specifically provide that such class or series ranks, as to rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Trust, junior to the Series E Preferred Shares (the Shares described in this clause (i) being, collectively, “Junior Shares”), (ii) on a parity with the 7 1/8% Series C Cumulative Redeemable Preferred Shares, $0.01 par value per share (the “Series C Preferred Shares”), the 6 1/2% Series D Cumulative Convertible Preferred Shares, $0.01 par value per share (the “Series D Preferred Shares”), and any other class or series of Shares of the Trust, the terms of which specifically provide that such class or series ranks, as to rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Trust, on a parity with the Series E Preferred Shares, and (iii) junior to any class or series of Shares of the Trust, the terms of which specifically provide that such class or series ranks, as to rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Trust, senior to the Series E Preferred Shares.  For the avoidance of doubt, debt securities of the Trust which are convertible into or exchangeable for Shares of the Trust or any other debt securities of the Trust do not constitute a class or series of Shares for purposes of this Section 2.

3.                                       Dividends and Distributions.

(a)                                  Subject to the preferential rights of the holders of any class or series of Shares of the Trust ranking senior to the Series E Preferred Shares as to dividends, the holders of the then outstanding Series E Preferred Shares shall be entitled to receive, when and as authorized by the Board and declared by the Trust, out of any funds legally available therefor, cumulative dividends at a rate of seven and one quarter percent (7 1/4%) per annum of the twenty-five dollars ($25.00) per share liquidation preference of the Series E Preferred Shares (equivalent to the annual rate of $1.8125 per share) (the “Dividend Rate”).  Such dividends shall accrue and be cumulative from the first date on which any Series E Preferred Shares are issued (the “Original Issue Date”), in the case of Series E Preferred Shares issued on such date, and otherwise from the date of the original issuance thereof, and will be payable quarterly in arrears in cash on the fifteenth day of each February, May, August and November beginning on August 15, 2011 (each such day being hereinafter called a “Quarterly Dividend Date”); provided that if any Quarterly Dividend Date is not a Business Day (as hereinafter defined), then the dividend which would otherwise have been payable on such Quarterly Dividend Date may be paid on the next succeeding Business Day with the same force and effect as if paid on such Quarterly Dividend Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Quarterly Dividend Date to such next succeeding Business Day.  As used herein, the term “Dividend Period” for Series E Preferred Shares means the period from the Original Issue Date or other date of the original issuance thereof, as applicable, and ending on and excluding the next following Quarterly Dividend Date, and each subsequent period from a Quarterly Dividend Date and ending on and excluding the next following Quarterly Dividend Date.  The amount of any dividend payable for any full Dividend Period or portion thereof shall be computed on the basis of a 360-day year consisting of twelve 30-day months (it being understood that the first Dividend Period is shorter than a full Dividend Period).  Dividends shall be payable to holders of record as they appear in the share records of the Trust at the close of business on the applicable record date (the “Record Date”), which shall be a date designated by the Board for the payment of dividends that is not more than 60 nor less than 10 days prior to the applicable Quarterly Dividend Date.

(b)                                 Dividends on the Series E Preferred Shares shall accrue and be cumulative, whether or not (i) the Trust has earnings, (ii) there are funds legally available for the payment of such dividends or (iii) such dividends have been declared.

(c)                                  If Series E Preferred Shares are outstanding, no full dividends (other than in Common Shares or other Junior Shares or options, warrants or rights to subscribe for or purchase Common Shares or other Junior Shares) shall be declared or paid or set aside for payment on any other class or series of Shares of the Trust ranking, as to dividends, on a parity with the Series E Preferred Shares for any period, unless the full cumulative dividends on the Series E Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set aside for payment for all past Dividend Periods.  When dividends are not paid in full (or a sum sufficient for such full payment is not so set aside) upon the Series E Preferred Shares and the Shares of any other class or series ranking on a parity as to dividends with the Series E Preferred Shares, all dividends declared upon Series E Preferred Shares and any such other class or series of Shares shall be allocated pro rata so that the amount of dividends declared per share on the Series E Preferred Shares and such other class or series of Shares shall in all cases bear to each other the same ratio that the accrued dividends per share on the Series E Preferred Shares and such other class or series of Shares (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other class or series does not have a cumulative dividend) bear to each other.

(d)                                 Unless full cumulative dividends on the Series E Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set aside for payment for all past Dividend Periods, no dividends (other than in Common Shares or other Junior Shares or options, warrants or rights to subscribe for or purchase Common Shares or other Junior Shares) shall be declared or paid or set aside for payment and no other distribution shall be declared or made upon the Common Shares or any other Shares ranking junior to the Series E Preferred Shares as to rights to receive dividends or to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Trust, nor shall any Common Shares or any other such Shares be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such Shares) by the Trust except (i) by conversion into or exchange for Common Shares or other Junior Shares, (ii) pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion of, the outstanding Series E Preferred Shares and any other class or series of Shares ranking on a parity with Series E Preferred Shares as to rights to receive dividends and to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Trust, (iii) by redemption, purchase or other acquisition of Common Shares made for purposes of an incentive, benefit or share purchase plan of the Trust or any of its subsidiaries for officers, Trustees or employees or others performing or providing similar services, (iv) by redemption, purchase or other acquisition of rights to purchase Junior Participating Preferred Shares pursuant to the Renewed Rights Agreement, dated as of March 10, 2004, between the Trust and Wells Fargo Bank, National Association (as successor rights agent to EquiServe Trust Company, N.A.), as rights agent, or pursuant to any replacement agreement therefor relating to such rights, each as in effect from time to time, or of any similar rights from time to time issued by the Trust in connection with a successor or supplemental shareholder rights protection plan adopted by the Board, and (v) for redemptions, purchases or other acquisitions by the Trust, whether pursuant to any provision of the Declaration, the bylaws of the Trust or otherwise, for the purpose of preserving the Trust’s status as a real estate investment trust (a “REIT”) for federal income tax purposes.

(e)                                  No interest, or sum of money in lieu thereof, shall be payable in respect of any dividend payment or payments on Series E Preferred Shares which may be in arrears, and the holders of Series E Preferred Shares are not entitled to any dividends, whether payable in cash, securities or other property, in excess of the full cumulative dividends described in this

Section 3.  Except as otherwise expressly provided herein, the Series E Preferred Shares shall not be entitled to participate in the earnings or assets of the Trust.

(f)                                    Any dividend payment made on the Series E Preferred Shares shall be first credited against the earliest accrued but unpaid dividend due with respect to such Shares which remains payable.  Any cash dividends paid in respect of Series E Preferred Shares, including any portion thereof which the Trust elects to designate as “capital gain dividends” (as defined in Section 857 (or any successor provision) of the Internal Revenue Code) or as a return of capital, shall be credited to the cumulative dividends on the Series E Preferred Shares.

(g)                                 No dividends on the Series E Preferred Shares shall be authorized by the Board or be paid or set aside for payment by the Trust at such time as the terms and provisions of any agreement of the Trust, including any agreement relating to its indebtedness, directly or indirectly prohibit authorization, payment or setting aside for payment or provide that such authorization, payment or setting aside for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting aside for payment shall be restricted or prohibited by law.

(h)                                 The Trust shall remain entitled to receive and retain any interest or other earnings on any money set aside for the payment of dividends on Series E Preferred Shares and holders thereof shall have no claim to such interest or other earnings.  Any funds for the payment of dividends on Series E Preferred Shares which have been set apart by the Trust and which remain unclaimed by the holders of the Series E Preferred Shares entitled thereto on the first anniversary of the applicable Quarterly Dividend Date, or other dividend payment date, shall revert and be repaid to the general funds of the Trust, and thereafter the holders of the Series E Preferred Shares entitled to the funds which have reverted or been repaid to the Trust shall look only to the general funds of the Trust for payment, without interest or other earnings thereon.

(i)                                     “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York or Boston, Massachusetts are authorized or required by law, regulation or executive order to close.

4.                                       Liquidation Rights.

(a)                                  Upon any voluntary or involuntary liquidation, dissolution or winding up of the Trust, before any distribution or payment shall be made to the holders of any Common Shares or any other Shares ranking junior to the Series E Preferred Shares as to rights to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Trust, but subject to the preferential rights of holders of any class or series of Shares ranking senior to the Series E Preferred Shares as to rights to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Trust, the holders of Series E Preferred Shares shall be entitled to receive, out of assets of the Trust legally available for distribution to shareholders, liquidating distributions in cash or property at its fair market value as determined by the Board in the amount of twenty-five dollars ($25.00) per Series E Preferred Share, plus an amount equal to all dividends accrued and unpaid thereon (whether or not declared).

(b)                                 After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series E Preferred Shares will have no right or claim to any of the remaining assets of the Trust.

(c)                                  In the event that upon any voluntary or involuntary liquidation, dissolution or winding up of the Trust, the available assets of the Trust are insufficient to pay the full amount of the liquidating distributions on all outstanding Series E Preferred Shares and the full amounts payable as liquidating distributions on all Shares of other classes or series of Shares of the Trust ranking on a parity with the Series E Preferred Shares as to rights to participate in distributions or payments in the event of any liquidation, dissolution or winding up of the Trust, then the holders of the Series E Preferred Shares and all other such classes or series of Shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(d)                                 For purposes of this Section 4, neither the sale, lease or conveyance of all or substantially all of the property or business of the Trust, nor the merger or consolidation of the Trust into or with any other entity or the merger or consolidation of any other entity into or with the Trust or a statutory share exchange by the Trust, shall be deemed to be a dissolution, liquidation or winding up of the Trust.

(e)                                  In determining whether a distribution (other than upon voluntary or involuntary dissolution), by dividend, redemption or other acquisition of Shares or otherwise, is permitted under Maryland law, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series E Preferred Shares will not be added to the Trust’s total liabilities.

5.                                       Redemption by the Trust.

(a)                                  Optional Redemption.  The Series E Preferred Shares are not redeemable prior to May 15, 2016, except as otherwise provided in Section 5(b) or Section 5(c) below.  On and after May 15, 2016, the Trust may, at its option, redeem Series E Preferred Shares in whole or from time to time in part, for cash at a redemption price per share of twenty-five dollars ($25.00), together with all accrued and unpaid dividends to (but excluding) the date fixed for redemption, except as otherwise provided in Section 5(d)(vi) below, and without interest (the “Series E Redemption Price”).  Each date fixed for redemption of Series E Preferred Shares pursuant to this Section 5(a) or to Section 5(b) or 5(c) below is referred to in these provisions of the Series E Preferred Shares as a “Series E Redemption Date.”  The Series E Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption.  Any redemption of Series E Preferred Shares pursuant to this Section 5(a) shall be made in accordance with the applicable provisions of Section 5(d) below.

(b)                                 Excess Series E Preferred Share Optional Redemption.  The Trust may, at its option, redeem at any time all or from time to time any Series E Preferred Shares which constitute Excess Series E Preferred Shares (as defined in Section 9 below) for cash at a redemption price per share equal to the lesser of (i) Series E Redemption Price or (ii) the purchase price therefor specified in Section 6.14(c)(i) of the Declaration (giving effect to the provisions of Section 9(b) below), subject, with respect to the portion of the Series E

Redemption Price constituting accrued and unpaid dividends to (but excluding) the date fixed for redemption, to Section 5(d)(vi) below, and without interest.  The Trust’s right to redeem Excess Series E Preferred Shares shall be in addition to, and shall not limit, its rights with respect to such Series E Preferred Shares set forth in Section 9 below, in Section 6.14 of the Declaration or in the bylaws of the Trust.  Any redemption of Series E Preferred Shares pursuant to this Section 5(b) shall be made in accordance with the applicable provisions of Section 5(d) below.

(c)                                  Special Optional Redemption by the Trust. Upon the occurrence of a Change of Control (as defined below), the Trust will have the option to redeem the Series E Preferred Shares, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash at twenty-five dollars ($25.00) per share, plus accrued and unpaid distributions, if any, to but excluding the redemption date (“Special Optional Redemption Right”).  If, prior to the Change of Control Conversion Date (as defined below), the Trust has provided or provides notice of redemption with respect to the Series E Preferred Shares (whether pursuant to the Special Optional Redemption Right or other redemption rights pursuant to this Section 5), the holders of Series E Preferred Shares will not have the conversion right described below in Section 7.  Any redemption of Series E Preferred Shares pursuant to this Section 5(c) shall be made in accordance with the applicable provisions of Section 5(d) below.

A “Change of Control” is when, after the original issuance of the Series E Preferred Shares, the following have occurred and are continuing:

(i)                                     the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Trust entitling that person to exercise more than 50% of the total voting power of all shares of the Trust entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), and

(ii)                                  following the closing of any transaction referred to in (i) above, neither the Trust nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE Amex Equities (the “NYSE Amex”), or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

(d)                                 Procedures and Terms for Redemption.

(i)                                     Notice of redemption will be mailed at least 30 days but not more than 60 days before the Series E Redemption Date to each holder of record of Series E Preferred Shares to be redeemed at the address shown on the share transfer books of the Trust; provided that if the Trust shall have reasonably concluded, based on advice of independent tax counsel experienced in such matters, that a redemption pursuant to Section 5(b) must be made on a date (the “Excess Series E Preferred Share Redemption

Date”) which is earlier than 30 days after the date of such mailing in order to preserve the status of the Trust as a REIT for federal income tax purposes or to comply with federal tax laws relating to the Trust’s qualification as a REIT, then the Trust may give such shorter notice as is necessary to effect such redemption on the Excess Series E Preferred Share Redemption Date.  Each notice of redemption shall state:  (A) the applicable Series E Redemption Date; (B) the number of Series E Preferred Shares to be redeemed; (C) the applicable Series E Redemption Price; (D) the place or places where certificates for such Series E Preferred Shares, to the extent Series E Preferred Shares are certificated, are to be surrendered for payment of the Series E Redemption Price; and (E) that dividends on the Series E Preferred Shares to be redeemed will cease to accrue on such Series E Redemption Date.  In the case of an exercise of the Special Optional Redemption Right, such notice of redemption shall also state:  (1) that the Series E Preferred Shares are being redeemed pursuant to the Special Optional Redemption Right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; and (2) that holders of the Series E Preferred Shares to which the notice relates will not be able to tender such Series E Preferred Shares for conversion in connection with the Change of Control and each Series E Preferred Share tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date.  If fewer than all the Series E Preferred Shares are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Series E Preferred Shares to be redeemed from each such holder or the method for calculating that number.  No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series E Preferred Shares except as to the holder to whom the Trust has failed to give notice or to whom notice was defective.

(ii)                                  If notice of redemption of Series E Preferred Shares has been mailed in accordance with Section 5(d)(i) above and if the funds necessary for such redemption have been set aside by the Trust in trust for the benefit of the holders of the Series E Preferred Shares so called for redemption, subject to the provisions of Section 5(d)(v) below, then from and after the Series E Redemption Date specified in the notice, dividends will cease to accumulate, and such Shares shall no longer be deemed to be outstanding and shall not have the status of Series E Preferred Shares and all rights of the holders thereof as shareholders of the Trust (except the right to receive the Series E Redemption Price) shall terminate.

(iii)                               To the extent Series E Preferred Shares are certificated, upon surrender, in accordance with the Trust’s notice of redemption, of the certificates for any Series E Preferred Shares redeemed (properly endorsed or assigned for transfer and with applicable signature guarantees, if the Trust shall so require and the notice shall so state), such Series E Preferred Shares shall be redeemed by the Trust at the Series E Redemption Price.  In case fewer than all the Series E Preferred Shares evidenced by any such certificate are redeemed, a new certificate or certificates shall be issued evidencing the unredeemed Series E Preferred Shares without cost to the holder thereof.  In the event that Series E Preferred Shares to be redeemed are uncertificated, such shares shall be redeemed in accordance with the notice and the applicable procedures of any depository and no further action on the part of the holders of such shares shall be required.

(iv)                              If fewer than all of the outstanding Series E Preferred Shares are to be redeemed, the number of Series E Preferred Shares to be redeemed will be determined by the Trust and such Shares may be redeemed pro rata from the holders of record of such Shares in proportion to the number of such Shares held by such holders (with adjustments to avoid redemption of fractional Shares), by lot or by any other equitable method determined by the Trust.

(v)                                 Any funds for the redemption of Series E Preferred Shares which have been set aside by the Trust pursuant to Section 5(d)(ii) above, shall be irrevocably set aside separate and apart from the Trust’s other funds in trust for the pro rata benefit of the holders of the Series E Preferred Shares called for redemption, except that:

(A)                              the Trust shall be entitled to receive any interest or other earnings, if any, earned on any money so set aside in trust, and the holders of any Shares redeemed shall have no claim to such interest or other earnings; and

(B)                                any balance of monies deposited by the Trust and unclaimed by the holders of the Series E Preferred Shares entitled thereto at the expiration of one year from the applicable Series E Redemption Date shall be repaid, together with any interest or other earnings earned thereon, to the general funds of the Trust, and after any such repayment, the holders of the Shares entitled to the funds which have been repaid to the Trust shall look only to the general funds of the Trust for payment without interest or other earnings thereon.

(vi)                              Anything in these provisions of the Series E Preferred Shares to the contrary notwithstanding, the holders of record of Series E Preferred Shares at the close of business on a Record Date will be entitled to receive the dividend payable with respect to such Shares on the corresponding Quarterly Dividend Date notwithstanding the redemption of such Shares after such Record Date and on or prior to such Quarterly Dividend Date or the Trust’s default in the payment of the dividend due on such Quarterly Dividend Date, in which case the amount payable upon redemption of such Series E Preferred Shares will not include such dividend (and the full amount of the dividend payable for the applicable Dividend Period shall instead be paid on such Quarterly Dividend Date to the holders of record on such Record Date as aforesaid).  Except as provided in this clause (vi) and except to the extent that accrued and unpaid dividends are payable as a part of the Series E Redemption Price pursuant to Section 5(a) or 5(b), the Trust will make no payment or allowance for unpaid dividends, regardless of whether or not in arrears, on Series E Preferred Shares called for redemption.

(vii)                           Notwithstanding the foregoing, unless the full cumulative dividends on all Series E Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set aside for payment for all past Dividend Periods, no Series E Preferred Shares shall be redeemed unless all outstanding Series E Preferred Shares are simultaneously redeemed; provided, however, that (i) the foregoing shall not prevent the redemption of Series E Preferred Shares pursuant to Section 5(b) above or the purchase or acquisition of Series E Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series E Preferred Shares, and (ii) the foregoing shall not in any respect limit the terms and provisions of Section 6.14 of the Declaration or Section 9 hereof or any provisions of the bylaws of the Trust providing for redemptions, purchases or other acquisitions of shares by the Trust for the purpose of preserving the Trust’s status as a REIT for federal income tax purposes.  In addition, unless the full cumulative dividends on all outstanding Series E Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set aside for payment for all past Dividend Periods, the Trust shall not purchase or otherwise acquire directly or indirectly any Series E Preferred Shares (except by conversion into or exchange for Common Shares or other Junior Shares); provided, however, that (i) the foregoing shall not prevent the redemption of Series E Preferred Shares pursuant to Section 5(b) above or the purchase or acquisition of Series E Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series E Preferred Shares, and (ii) the foregoing shall not in any respect limit the terms and provisions of Section 6.14 of the Declaration or Section 9 hereof or any provisions of the bylaws of the Trust providing for redemptions, purchases or other acquisitions of shares by the Trust for the purpose of preserving the Trust’s status as a REIT for federal income tax purposes.

(viii)                        For the avoidance of doubt, the provisions of this Section 5 shall not limit any direct or indirect purchase or acquisition by the Trust of all or any Series E Preferred Shares on the open market (including in privately negotiated transactions), except as otherwise expressly provided in Section 5(d)(vii) above.

6.                                       Voting Rights.  Notwithstanding anything to the contrary contained in the Declaration, except as set forth below in this Section 6, the holders of the Series E Preferred Shares shall not be entitled to vote at any meeting of the shareholders for election of Trustees or for any other purpose or otherwise to participate in any action taken by the Trust or the shareholders thereof, or to receive notice of any meeting of shareholders (except for such notices as may be expressly required by law).

(a)                                  At any time dividends on the Series E Preferred Shares shall be in arrears for six or more quarterly periods, whether or not the quarterly periods are consecutive, the holders of Series E Preferred Shares (voting separately as a class with all other series of Preferred Shares of the Trust upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Trustees of the Trust at the next annual meeting of shareholders and for those or other replacement Trustees at each subsequent meeting (and the number of Trustees then constituting the Board will automatically increase by two, if not already increased by two by reason of the election of Trustees by the holders of such Preferred Shares), until all dividends accumulated on Series E Preferred Shares for the past Dividend Periods shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.  For the avoidance of doubt, and by means of example, in the event dividends on the Series C Preferred Shares, the Series D Preferred Shares and Series E

Preferred Shares shall each be in arrears for six or more quarterly periods, the holders of Series D Preferred Shares, the Series D Preferred Shares and Series E Preferred Shares (and the holders of all other series of Preferred Shares of the Trust upon which like voting rights have been conferred and are exercisable) shall be entitled to vote for the election of two additional Trustees in the aggregate, not six or more additional Trustees.

(i)                                     Upon the full payment of all such dividends accumulated on Series E Preferred Shares for the past Dividend Periods or the declaration in full thereof and the Trust’s setting aside a sum sufficient for the payment thereof, the right of the holders of Series E Preferred Shares to elect such two Trustees shall cease, and (unless there are one or more other series of Preferred Shares of the Trust upon which like voting rights have been conferred and are exercisable) the term of office of such Trustees previously so elected shall automatically terminate and the authorized number of Trustees of the Trust will thereupon automatically return to the number of authorized Trustees otherwise in effect, but subject always to the same provisions for the reinstatement and divestment of the right to elect two additional Trustees in the case of any such future dividend arrearage.

(ii)                                  If at any time when the voting rights conferred upon the Series E Preferred Shares pursuant to this Section 7(a) are exercisable any vacancy in the office of a Trustee elected pursuant to this Section 7(a) shall occur, then such vacancy may be filled only by the written consent of the remaining such Trustee or by vote of the holders of record of the outstanding Series E Preferred Shares and any other series of Preferred Shares of the Trust upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series E Preferred Shares in the election of Trustees pursuant to this Section 7(a).

(iii)                               Any Trustee elected or appointed pursuant to this Section 7(a) may be removed only by the holders of the outstanding Series E Preferred Shares and any other series of Preferred Shares of the Trust upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series E Preferred Shares in the election of Trustees pursuant to this Section 7(a), and may not be removed by the holders of the Common Shares.

(iv)                              The term of any Trustees elected or appointed pursuant to this Section 7(a) shall be from the date of such election or appointment and their qualification until the next annual meeting of the shareholders and until their successors are duly elected and qualify, except as otherwise provided above in this Section 7(a).

(b)                                 So long as any Series E Preferred Shares remain outstanding, the Trust shall not, without the affirmative vote or consent of the holders of at least two-thirds of the Series E Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (the holders of Series E Preferred Shares voting separately as a class), (i) authorize or create, or increase the number of authorized or issued shares of, any class or series of Shares ranking senior to the Series E Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Trust, or reclassify any authorized Shares of the Trust into any such Shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such Shares, or (ii) amend, alter or repeal the provisions of the Declaration or the terms of the Series E Preferred Shares, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series E Preferred Shares; provided, however, for the avoidance of doubt that any increase in the number of authorized Preferred Shares, any issuance of or increase in the number of Series E Preferred Shares or any creation or issuance of or increase in the number of authorized shares of any class or series of Preferred Shares which rank on a parity with the Series E Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Trust or which are Junior Shares shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series E Preferred Shares; and provided further, however, for the avoidance of doubt that, with respect to any merger, consolidation or similar event, so long as the Series E Preferred Shares remain outstanding with the terms thereof materially unchanged or the holders of shares of Series E Preferred Shares receive shares of the successor with substantially identical rights, taking into account that, upon the occurrence of such event, the Trust may not be the surviving entity, the occurrence of such event shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series E Preferred Shares.

(c)                                  The voting provisions set forth in clauses (a) and (b) above will not apply if, at or prior to the time when the act with respect to which a vote would otherwise be required shall be effected, all outstanding Series E Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust pursuant to the provisions of Sections 5(d)(ii) and 5(d)(v) hereof to effect the redemption.

(d)                                 On each matter submitted to a vote of the holders of Series E Preferred Shares or on which the holders of Series E Preferred Shares are otherwise entitled to vote as provided herein, each Series E Preferred Share shall be entitled to one vote, except that when Shares of any other class or series of Preferred Shares of the Trust have the right to vote with the Series E Preferred Shares as a single class on any matter, the Series E Preferred Shares and the Shares of each such other class or series will have one vote for each twenty-five dollars ($25.00) of liquidation preference.

7.                                       Conversion.  The Series E Preferred Shares are not convertible into or exchangeable for any other property or securities of the Trust, except as provided in this Section 7.  This provision will not prevent the Trust from offering to convert or exchange the Series E Preferred Shares other than pursuant to this Section 7.

(a)                                  Upon the occurrence of a Change of Control, each holder of Series E Preferred Shares shall have the right, unless, prior to the Change of Control Conversion Date, the Trust has provided or provides notice of its election to redeem the Series E Preferred Shares pursuant to Section 5 above to convert some or all of the Series E Preferred Shares held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number Common Shares per Series E Preferred Share to be converted (the “Common Share Conversion Consideration”) equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the twenty-five dollar ($25.00) liquidation preference plus (y) the amount of any accrued and unpaid distributions to but excluding the Change of Control Conversion Date

(unless the Change of Control Conversion Date is after a Distribution Record Date and prior to the corresponding Distribution Payment Date, in which case no additional amount for such accrued and unpaid distribution will be included in such sum) by (ii) the Common Share Price (as defined below) and (B) 1.967 (the “Share Cap”), subject to the immediately succeeding paragraph.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a Common Share distribution), subdivisions or combinations (in each case, a “Share Split”) with respect to Common Shares as follows:  the adjusted Share Cap as the result of a Share Split shall be the number of Common Shares that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of Common Shares outstanding after giving effect to such Share Split and the denominator of which is the number of Common Shares outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of Common Shares (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 19,670,000 Common Shares (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters’ over-allotment option to purchase additional Series E Preferred Stock in the initial public offering of Series E Preferred Stock is exercised, not to exceed 22,620,500 Common Shares in total (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”).  The applicable Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which Common Shares shall be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series E Preferred Shares shall receive upon conversion of such Series E Preferred Shares the kind and amount of Alternative Form Consideration which such holder of Series E Preferred Shares would have owned or been entitled to receive upon the Change of Control had such holder of Series E Preferred Shares held a number of Common Shares equal to the Common Share Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; and the Common Share Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the “Conversion Consideration”).

In the event that holders of Common Shares have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of Series E Preferred Shares shall receive shall be the form of consideration elected by the holders of the Common Shares who participate in the determination (based on the weighted average of elections) and shall be subject to any limitations to which all holders of Common Shares are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

The “Change of Control Conversion Date” shall be a Business Day set forth in the notice of Change of Control provided in accordance with Section 7(c) below that is no less than 20 days nor more than 35 days after the date on which the Trust provides such notice pursuant to Section 7(c).

The “Common Share Price” shall be (i) the amount of cash consideration per Common Share, if the consideration to be received in the Change of Control by holders of Common Shares is solely cash, and (ii) the average of the closing prices per Common Share on the NYSE for the ten consecutive trading days immediately preceding but excluding the effective date of the Change of Control, if the consideration to be received in the Change of Control by holders of Common Shares is other than solely cash.

(b)                                 At the election of the Trust, fractional Common Shares may be issued upon the conversion of Series E Preferred Shares.  If such election is not made, in lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Share Price.

(c)                                  Within 15 days following the occurrence of a Change of Control, a notice of occurrence of the Change of Control, describing the resulting Change of Control Conversion Right, shall be delivered to the holders of record of the Series E Preferred Shares at their addresses as they appear on the Trust’s share transfer records and notice shall be provided to the Trust’s transfer agent.  No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any Series E Preferred Shares except as to the holder to whom notice was defective or not given.  Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series E Preferred Shares may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Share Price; (v) the Change of Control Conversion Date, which shall be a Business Day occurring within 20 to 35 days following the date of such notice; (vi) that if, prior to the Change of Control Conversion Date, the Trust has provided or provides notice of its election to redeem all or any portion of the Series E Preferred Shares, the holder will not be able to convert Series E Preferred Shares and such Series E Preferred Shares shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per Series E Preferred Share; (viii) the name and address of the paying agent and the conversion agent; and (ix) the procedures that the holders of Series E Preferred Shares must follow to exercise the Change of Control Conversion Right.

(d)                                 The Trust shall issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Trust’s website, in any event prior to the opening of business on the first Business Day following any date on which the Trust provides notice pursuant to Section 7(c) above to the holders of Series E Preferred Shares.

(e)                                  In order to exercise the Change of Control Conversion Right, a holder of Series E Preferred Shares shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates evidencing the Series E Preferred Shares, to the extent such shares are certificated, to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Trust’s transfer agent.  Such notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of Series E Preferred Shares to be converted; and (iii) that the Series E Preferred Shares are to be converted pursuant to the applicable terms of the Series E Preferred Shares.  Notwithstanding the foregoing, if the Series E Preferred Shares are held in global form, such notice shall comply with applicable procedures of The Depository Trust Company (“DTC”).

(f)                                    Holders of Series E Preferred Shares may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Trust’s transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn Series E Preferred Shares; (ii) if certificated Series E Preferred Shares have been issued, the certificate numbers of the withdrawn Series E Preferred Shares; and (iii) the number of Series E Preferred Shares, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the Series E Preferred Shares are held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

(g)                                 Series E Preferred Shares as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless, prior to the Change of Control Conversion Date, the Trust has provided or provides notice of its election to redeem such Series E Preferred Shares, whether pursuant to Section 5(a), 5(b) or 5(c) above.  If the Trust elects to redeem Series E Preferred Shares that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such Series E Preferred Shares shall not be so converted, and the holders of such shares shall be entitled to receive on the applicable redemption date the applicable redemption price in accordance with the applicable provisions of Section 5 above.

(h)                                 The Trust shall deliver the applicable Conversion Consideration no later than the third Business Day following the Change of Control Conversion Date.

(i)                                     Notwithstanding anything to the contrary contained herein, no holder of Series E Preferred Shares will be entitled to convert such Series E Preferred Shares into Common Shares to the extent that receipt of such Common Shares would cause the holder of such Common Shares (or any other person) to beneficially own or constructively own, within the meaning of the Declaration or Bylaws, Common Shares in excess of any applicable share ownership limitation contained in the Declaration (including without limitation Section 6.14 thereof) or Bylaws, each as in effect from time to time.

8.                                       Status of Redeemed and Reacquired Series E Preferred Shares.  In the event any Series E Preferred Shares shall be redeemed pursuant to Section 5 hereof or otherwise reacquired by the Trust, the Shares so redeemed or reacquired shall become authorized but unissued Series E Preferred Shares, available for future issuance and reclassification by the Trust.

9.                                       Restrictions on Transfer.

(a)                                  The Board, by notice to the holder thereof, may purchase any or all Series E Preferred Shares that have been transferred pursuant to a transfer which, in the opinion of the Board, would jeopardize the status of the Trust as a REIT for federal income tax purposes.  Without limiting the generality of the foregoing, as a condition to the transfer and/or registration of transfer of any Series E Preferred Shares (“Excess Series E Preferred Shares”) which could result in direct or indirect ownership (as contemplated by Section 6.14(i) of the Declaration) of Series E Preferred Shares representing more than 9.8% in value of the total Series E Preferred Shares outstanding becoming concentrated in the hands of one owner other than an Excepted Person (as such term is defined in Section 6.14(c) of the Declaration), such potential owner shall file with the Trust the statement or affidavit described in Section 6.14(b) of the Declaration no later than the fifteenth day prior to any transfer, registration of transfer or transaction which, if consummated, would result in such ownership.  The Board shall have the power and right (i) by lot or other means deemed equitable by them to call for the purchase from the beneficial owner or the holder of such Excess Series E Preferred Shares, and (ii) to refuse to transfer or issue Excess Series E Preferred Shares or share certificates to any Person (as such term is defined in Section 1.4(r) of the Declaration) whose acquisition of such Series E Preferred Shares would, in the opinion of the Board, result in the direct or indirect beneficial ownership of any Excess Series E Preferred Shares by a person other than any of the Excepted Persons.

(b)                                 Any Excess Series E Preferred Shares shall automatically be deemed to constitute Excess Shares (as such term is defined in Section 6.14(c) of the Declaration) and shall be treated in the manner prescribed for Excess Shares, including, without limitation, the provisions set forth in Section 6.14(c) thereof.

(c)                                  Notwithstanding any other provision of the Declaration or hereof to the contrary, any purported acquisition of Series E Preferred Shares (whether such purported acquisition results from the direct or indirect acquisition or ownership (as contemplated by the Declaration) of Series E Preferred Shares) which would result in the disqualification of the Trust as a REIT for federal income tax purposes, shall be null and void.  Any such Series E Preferred Shares may be treated by the Board in the manner prescribed for Excess Series E Preferred Shares in these provisions of the Series E Preferred Shares and for Excess Shares in Section 6.14(c) of the Declaration.

(d)                                 The provisions of this Section 9 shall not limit the applicability of Section 6.14 of the Declaration to Series E Preferred Shares in accordance with the terms thereof, and the provisions of this Section 9 and of Section 6.14 of the Declaration shall not limit the right of the Trust to elect to redeem Excess Series E Preferred Shares pursuant to Section 5(b) hereof.  Nothing contained in this Section 9 or in any other provision of the Series E Preferred Shares shall limit the authority of the Board to take such other action as they deem necessary or advisable to protect the Trust and the interests of the shareholders by preservation of the Trust’s status as a REIT for federal income tax purposes.  The provisions of subsections (g) through (i) of Section 6.14 of the Declaration shall be applicable to this Section 9 as though (i) the references therein to Section 6.14 of the Declaration referred instead to this Section 9 and (ii) the references therein to subsections of Section 6.14 of the Declaration referred to the comparable provisions of this Section 9.

10.                                 Severability.  If any preference, right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series E Preferred Shares is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, then, to the extent permitted by law, all other preferences, rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, terms and conditions of redemption and other terms of the Series E Preferred Shares which can be given effect without the invalid, unlawful or unenforceable preference, right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series E Preferred Shares shall remain in full force and effect and shall not be deemed dependent upon any invalid, unlawful or unenforceable preference, right, voting power, restriction, limitation as to dividends or other distributions, qualification, term or condition of redemption or other term of the Series E Preferred Shares.

THIRD:  The Series E Preferred Shares have been classified and designated by the Board under the authority contained in the Declaration.

FOURTH:  These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FIFTH:  The undersigned Treasurer and Chief Financial Officer of the Trust acknowledges these Articles Supplementary to be the trust act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned Treasurer and Chief Financial Officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and this statement is made under the penalties for perjury.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, COMMONWEALTH REIT has caused these Articles Supplementary to be signed in its name and on its behalf by its Treasurer and Chief Financial Officer and witnessed by its Secretary on May 31, 2011.

WITNESS:		COMMONWEALTH REIT

By:	/s/ Jennifer B. Clark	By:	/s/ John C. Popeo
	Jennifer B. Clark		John C. Popeo
	Secretary		Treasurer and Chief Financial Officer